STATE OF DELAWARE
CERTIFICATE OF CORRECTION

Conn’s, Inc., a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware.

DOES HEREBY CERTIFY:

1.	The name of the corporation is Conn’s, Inc. (the “Company”).

2.
That a Certificate of Amendment (the “Amendment”) to Certificate of Incorporation (as amended, the “Certificate of Incorporation”) was filed by the Secretary of State of Delaware on May 30, 2012 and that said Amendment requires correction as permitted by Section 103 of the General Corporation Law of the State of Delaware.

3.	The inaccuracy or defect of said Amendment is:

On May 30, 2012, the Company’s stockholders approved an amendment to the first paragraph of Article IV of the Company’s Certificate of Incorporation increasing the number of authorized shares of Company common stock, par value $.01 per share, from 40,000,000 to 50,000,000. The Amendment filed with the Secretary of State of Delaware on May 30, 2012 inadvertently amended and restated the entirety, and not just the first paragraph, of Article IV of the Company’s Certificate of Incorporation.

4.	Article 2 of the Amendment is corrected to read as follows:

“The first paragraph of ARTICLE FOUR is deleted and is replaced in its entirety as follows:
The aggregate number of shares of capital stock which the Corporation shall have authority to issue is fifty one million (51,000,000) shares of stock, of which fifty million (50,000,000) shares are Common Stock, par value $0.01 per share (“Common Stock”), and one million (1,000,000) shares are Preferred Stock, par value $0.01 per share (“Preferred Stock”).”
IN WITNESS WHEREOF, said corporation has caused this Certificate of Correction this 31st day of December, 2013.

By:/s/ Robert F. Bell
Name:    Robert F. Bell
Title:    Vice President and General Counsel